Exhibit 99.2

UN Migration Agency Will Use Blockchain Technology in Effort to Stamp out Illegal Fees Charged to Migrant Workers in Hong Kong

Hong Kong SAR, China - December 16, 2019: Diginex, a blockchain financial services and technology company, and the International Organization for Migration (IOM) – the United Nations Migration Agency - today announced the launch of a blockchain-based tool developed to prevent the exploitation of migrant domestic workers in Hong Kong SAR, China.

The tool called IRIS-SAFER, which is an acronym for the International Recruitment Integrity System (IRIS)- Self-Assessment for Ethical Recruitment (SAFER), is initially being designed for use by representatives from the approximately 1,500 Hong Kong-based migrant domestic worker recruitment agencies as well as select associated agencies in worker-sending countries.

Agencies invited to use the tool - to assess their current level of adherence to global ethical recruitment principles as set forth by the IRIS Standard – will do so as a part of their participation in broader training on ethical recruitment.

The use of blockchain technology – essentially a set of immutable, secure, data records – will strengthen data management and enforce data integrity, which allows for a higher level of transparency and visibility.

There are almost 390,000 migrant domestic workers in Hong Kong[1], nearly 1 in 10 of all workers in the city. Almost all (98%) of these domestic workers are women. According to a recent survey[2], more than half (56%) of domestic migrant workers were charged illegal fees by recruitment agencies.

Mr. Mark Blick, Head of Government Solutions at Diginex, said: “We are delighted to partner with the IOM on this impactful project. Using the UN’s IRIS standards as the benchmark for reputable agencies, we are confident that the tool can help to strike out these unethical practises. In Hong Kong, foreign domestic workers are some of the most economically vulnerable people in our society and pay approximately HK$700,000,000 each year in placement/recruitment fees. Being headquartered in Hong Kong, we believe it is vital to support the communities in which we operate, so this partnership and project is close to our hearts.”

1 From Census and Statistics Department, https://www.censtatd.gov.hk/hkstat/sub/gender/labour_force/

2 The report can be downloaded at: https://www.ilo.org/global/topics/fair-recruitment/publications/WCMS_655280/lang--en/index.htm

As the leading inter-governmental organisation on migration, the IOM is focused on searching for practical solutions and tools that assist industry associations, governments, migrants and their communities with migration-related issues.

“Ethical recruitment practices are essential to improve protection of workers, employers and recruitment intermediaries,” added Mr. Giuseppe Crocetti, Chief of Mission, IOM China.

“We are excited to have identified an opportunity by which IOM can support migrant worker recruitment agencies to differentiate themselves as good actors. Through use of IRIS-SAFER, agencies will first learn what are global ethical recruitment standards, then be able to demonstrate their progress and, ultimately, prove their commitment. With this project, we are drawing from IOM’s global work, through the IRIS initiative, and tailoring it to the specific experience of recruiting migrant domestic workers to Hong Kong SAR, China to ensure that in future no migrant domestic worker is made vulnerable to exploitation due to unethical recruitment.”

Following the successful rollout of this tool in Hong Kong SAR and select countries of origin for migrant domestic workers, Diginex and IOM plan to roll out IRIS-SAFER to recruitment agencies in other jurisdictions globally. This launch follows a Memorandum of Understanding signed by Diginex and IOM to create IRIS-SAFER earlier this year.

- ENDS -

Press Contacts:

Heather Dale Diginex E: heather.dale@diginex.com Tel: +852 9274 3312	Tara Dermott IOM Hong Kong SAR, China Sub-Office E: tdermott@iom.int Tel: +852 5743 3031

About Diginex

Diginex is a blockchain financial services and technology company. Diginex partners with institutional investors, corporations and governments to make digital assets more accessible, business processes more efficient and secure. Diginex believes its collaborative approach and pursuit of global cooperation is optimal to drive institutional adoption of blockchain technologies and the regulated use of digital assets. For more information on Diginex, please visit www.diginex.com

About IOM

IOM is the leading intergovernmental organization in the field of migration and works closely with governmental, intergovernmental and non-governmental partners. As the UN Migration Agency, it works to ensure the orderly and human management of migration, to promote international cooperation on migration issues, and to assist in the search for practical solutions to migration challenges. With 174 Member States and over 400 offices in 100 countries, it is able to bring together governments, civil society and the private sector to establish labour migration programmes and mechanisms that balance their various interests, and address migrants’ needs. For more information on IOM, please visit www.iom.int

About IRIS

The International Recruitment Integrity System (IRIS) is a voluntary multi-stakeholder certification system for international labour recruiters which is based on international human rights instruments, ILO Conventions and guidelines, as well as best practice from the recruitment industry. It helps to protect and empower migrant workers by eliminating exploitation in the recruitment process as well as helps recruiting agencies gain competitive market advantage by establishing themselves as fair, transparent and responsible entities. For more information on IRIS, please visit iris.iom.int